Matter of Time I Co.
101 Montgomery Street Suite 1950
San Francisco, CA  94104

September 8, 2010

John Reynolds
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street NE
Washington, DC 20549

Re:	Matter of Time I Co.
Form 10
Filed July 28, 2010
File No. 0-54049

Dear Mr. Reynolds:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Matter of Time I Co. (the “Company”) dated August 24, 2010 (the "Comment Letter").

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10 filed July 28, 2010

General

Staff Comment 1.        We note disclosure in the initial risk factor that “management is currently involved with other blank check companies”.  Please provide a table in another section of the filing to identify each such blank check company, its SEC file number, the date it was incorporated, the number of shares held by management, the current status of locating a potential merger candidate or business opportunity, the date it consummated a business combination transaction, if applicable, the status of the post-combination entity, the current trading market for the securities, and the benefits received by Mr. Crone, before, during and following the combination.

Response:  While management has plans to create additional blank check companies, as of the date of this response, other than the registration statement to which the Comment Letter relates, management has not filed any registration statement with respect to any blank check company with the SEC.  Management will include the disclosure requested with respect to future registration statements that it may file with respect to other blank check companies with which management is involved.

Meanwhile, we have revised the risk factor to make it prospective.

Security Ownership of Certain Beneficial Owners and Management, Page 10

Staff Comment 2.        Please disclose the individuals who are the beneficial owners of the shares held of record by Bosch Equities, LLC

Response:  We will disclose the beneficial owners of the shares held of record by Bosch Equities, L.P.

Statement of Expense, Page F-4

Staff Comment 3.        We note that you present a statement of expense for the period from April 28, 2010 (inception) through June 30, 2010.  Please revise to present a statement of operations in conformity with U.S. generally accepted accounting principles and also instruct your independent accountant to revise the audit report for this change.

Response:  We will change the name of the "Statement of Expenses" to "Statement of Operations" in the index to the financial statements (page F-1), on the heading of the financial statement (page F-4) and in our audit report (page F-2) in the next filing.

Staff Comment 4.        We note on Page F-9 that your 200,000 shares of common stock issued and outstanding as of June 30, 2010 are the result of 100,000 shares issued on May 5, 2010 and 100,000 shares sold during June 2010.  Please provide us with your calculation to support the 60,317 weighted average common shares outstanding during the period of April 28, 2020 (inception) through June 30, 2010 or revise, as necessary.

Response:  The reference to May 5, 2010 in Note 4 (Stockholders' Equity) to the financial statements should have been to June 11, 2010, which was the date of the Stock Purchase Agreement between the Company and the founder.  In calculating the weighted average share number, we used the date of June 11, 2010, the date of the Stock Purchase Agreement.  We will amend our filing to change the date to June 11, 2010.

Notes to Financial Statements, page F-7

Staff Comment 5.  Please disclose the date through which you have evaluated subsequent events and whether that date is either the date the financial statements were issued or available to be issued.  Refer to FASB ASC 855-10-50-1.

Response:  We will amend our Form 10 to add the following footnote:

"Note 6 – Subsequent Events

We evaluated all events that occurred after the balance sheet date of June 30, 2010 through the date when the financial statements were issued to determine if they must be reported. We determined that there are no reportable subsequent events to be disclosed."

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as s defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to the undersigned or Alisande M. Rozynko, Company counsel, at (415) 955-8900.

Sincerely,

/s/ Mark E. Crone
Mark E. Crone
President

Enclosures

cc:	Alisande M. Rozynko